MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

November 29, 2016

Via EDGAR and E-mail

Commissioners

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective Dimensions III Variable Annuity

Protective Variable Annuity Separate Account

Registration Statement on Form N-4

File Nos. 333-212857; 811-08108

Commissioners:

On behalf of Protective Life Insurance Company (“Protective Life” or the “Company”) and on behalf of Protective Variable Annuity Separate Account (the “Account”), we are transmitting for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, a copy of Pre-Effective Amendment No. 1 to the above-referenced Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter addressed to outside counsel for the Company dated September 29, 2016 (the “September Letter”), and oral comments received from the Commission Staff by outside counsel on November 22, 2016, pertaining to the Registration Statement.  Oral comments received from the Commission Staff on November 22, 2016, addressed the Company’s prior draft responses to comments 4, 9.a., 10 and 14.d. from the September Letter, and included new comments to disclosure in the prospectus for the Contracts (the “Prospectus”) and the form of rate sheet prospectus supplement.  Those additional comments and the Company’s responses to those comments are set forth in the “Additional Commission Staff Comments” section of this letter.

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response. Acceleration requests from the Company and principal underwriter accompany the filing.

General Comments

1.                                      Comment:  Missing Information:  Please confirm that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in one or more pre-effective amendments to the registration statement.

Response:  The Company confirms that all missing information, including all exhibits, will be filed in the Amendment to the Registration Statement.

2.                                      Comment:  EDGAR Series and Class IDs:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response:  The Company confirms that the Contract name on the front cover page of the Prospectus, Protective Dimensions III Variable Annuity, is and will continue to be the same as that associated with the EDGAR class identifier.

3.                                      Comment:  Guarantees and Supports:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the company will be solely responsible for any benefits or features associated with the contract.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract.  The Company is responsible for paying out on any guarantees associated with the Contract.

4.                                      Comment:  State Variations: Please state that all material state variations to the Contract terms are described in the registration statement or revise your disclosure to include any missing material state variations.

Response:  The Company confirms that all material state variations are described in the Registration Statement.

5.                                      Comment:  Please make conforming changes in response to our comments where similar disclosure is included elsewhere in the registration statement.

Response:  The Company will make conforming changes in response to comments where applicable elsewhere in the Amendment.

6.                                      Comment:  Definitions:  Please consider including the following additional terms in the Definitions Section: Allocation Guidelines and Restrictions, Maximum Anniversary Value Death Benefit, Maximum Quarterly Value Death Benefit, Model Portfolios, Premium Based Charge, Required Minimum Distribution, Return of Purchase Payments Death Benefit, SecurePay FXi Rider, and Surrender Charge.

Response:  The Company respectfully declines to add definitions of the terms specified in the Staff’s comment to the “Definitions” section of the Prospectus.  We note that each of these concepts is discussed in detail in an appropriate section of the Prospectus.  In our view, it would not be possible to provide a short, and useful, explanation of these concepts in the “Definitions” section of the Prospectus.

Prospectus

7.                                      Summary:

a. Comment:  What is the SecurePay FXi Rider? — On page 10, under the referenced caption, in the fifth paragraph, please consider using bold face type or otherwise making prominent the following disclosure, “You may only elect the SecurePay FXi rider when you purchase your Contract. You may not cancel the SecurePay FXi rider for the first ten years following the date of its issue.”

Response:  The Company has changed the referenced language on page 10 to bold face type.

b. Comment:  Where may I find financial information about the Sub-Accounts — On page 11, under the referenced caption, the disclosure indicates that financial information about the Sub-Accounts may be found in Appendix D.  However, Appendix D does not contain any such disclosure.  Please explain or revise the disclosure, as appropriate.

Response:  Since sales of the Contracts have not yet commenced there is no Accumulation Unit information for the Sub-Accounts.  Accumulation Unit information for the Sub-Accounts will be provided in the prospectus dated May 1, 2017.  Protective Life has revised the subject disclosure on Page 11 of the Prospectus to note that Accumulation Unit information is not yet available and that financial information for the Protective Variable Annuity Separate Account can be found in the Statement of Additional Information.

8.                                      Comment:  The Funds:  On pages 12-13, in the paragraph under the referenced caption, please consider revising the disclosure in a format that is more reader friendly (e.g., bullets or tabular presentation).

Response:  The Company has reformatted the subject disclosure to provide the information in tabular format.

9.                                      Asset Allocation Model Portfolios:

a. Comment:  On page 19, the disclosure in the fourth paragraph indicates that there are Model Portfolios and that the composition of the models may be changed.  Contract owners participating in the models have the option to “opt-in” to an updated version of the models. Supplementally, please explain whether changes in the composition of the models constitute investment advice under the Investment Advisers Act of 1940, requiring an adviser who has a fiduciary relationship to the contract owners with regard to changes in the models?

Response:  Protective Life respectfully disagrees with the Staff’s characterization that the Company’s providing Contract owners with a written notice of a change in a Model Portfolio amounts to an “opt-in” notice that a Contract owner can use to invest in an updated version of the Model Portfolio.  Protective Life has for years made the model portfolios available to owners of its variable annuity contracts in reliance upon guidance the Staff of the Commission’s then Office of Insurance Products provided insurance company sponsors of variable contracts, including the Company, in April 2005, regarding asset allocation models.  As you may know, the Staff guidance provided that the use of asset allocation models under variable contracts may implicate registration issues under the 1940 Act and the Investment Advisers Act of 1940 (the “Advisers Act”).  In providing that guidance, the Staff noted, among other things, that static asset allocation model programs do not implicate those concerns.

When Protective Life introduced model portfolios for contract owners, the Company, and apparently the Staff, viewed the model portfolios as part of a static asset allocation model program.  Protective Life still holds that view.  Once a contract owner elected a model portfolio, the owner’s contract value remained invested in the sub-accounts of the variable annuity contract in accordance with the model portfolio at the time elected by the contract owner unless the contract owner later provided the Company with revised allocation instructions.  That remains the case.  After internal discussions, however, the Company determined that, while the model portfolios do not often change, they may change on occasion.  For example, a fund may close to new investors, or liquidate, or merge with another fund.  The Company may also see “style drift” in a fund’s portfolio.  Any of those changes could result in the need to change the allocations assigned to funds in a model portfolio.

In the interest of informing affected contract owners of the possibility of changes to the model portfolio they selected, which in turn, would affect the allocation of contract value and purchase payments under the model portfolio as revised, Protective Life added disclosure that advises contract owners that the model portfolios may change from time to time.  Protective Life added that disclosure to the prospectuses for its RewardsElite and AccessXL variable annuity contracts in the Fall of 2014.  Upon review of that disclosure, the Staff recommended that Protective Life provide advance written notice of such changes to contract owners.  In response to that Staff comment, Protective Life agreed to disclose in the prospectuses for those contracts that the Company would give written notice of those changes.  This disclosure was included in post-effective amendments to the registration statements for RewardsElite (which became effective on November 24, 2014) and AccessXL (which became effective on December 5, 2014).

The Company has included this disclosure in the prospectuses for its other variable annuity contracts.

Protective Life notes that the notice of a change in a model portfolio’s composition (the “Notice”) is not an “opt-in” notice.  In that regard, the discussion of changes to the Model Portfolios on page 19 states that “[i]f you desire to change your Contract Value or Purchase Payment allocation or percentage to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing.”  The Notice would not provide for an opt-in response, where an Owner would consent to invest according to the Model Portfolio as revised.  Instead, the Notice simply would identify changes that would be made to the composition of the Model Portfolio, inform the Owner that they must take affirmative steps to change their Contract Value or Purchase Payment allocation instructions and instruct the Owner to contact their registered representative.  Similarly, in response to a telephone inquiry from an Owner regarding the Notice, Protective Life would instruct the Owner to contact their registered representative.

Protective Life further notes that any discussion between an Owner and their registered representative regarding possible changes to the Owner’s allocation instructions as a result of receiving a Notice would be solely incidental to the services the representative provides the Owner and for which the representative would not receive any compensation.  In that regard, any such discussion, including any recommendation provided by the registered representative during that discussion, would fall outside the definition of investment advice under Section 202(a)(11) of the Advisers Act and would not implicate any regulatory requirements under that Act.

Lastly, Protective Life notes that the Company began providing the Notice to contract owners at the recommendation of the Staff and designed the Notice so as not to jeopardize the status of the asset allocation model program as a static program.  Throughout its history, Protective Life has consistently administered the asset allocation model program as a static program and has no intention to administer the program as anything other than a static program.

b. Comment:  In the same paragraph, in the third sentence, please disclose how far in advance of a change written notice will be given to contract owners if you make changes to the asset allocation models or cease to offer them to contract owners.

Response:  Protective Life notes that the Company has not established a set minimum notice period for providing notice of a change in, or discontinuation of, the model portfolios.  Because no action is required by the Owner in response to either of these occurrences, and because the Owner may re-allocate his or her Contract Value at any time, the Company does not believe any particular notice period is required.  Of course, Protective Life would provide notice a reasonable period in advance of the change or discontinuation.

c. Comment:  Please also consider deleting the sixth sentence of the fourth paragraph which appears to be an inadvertent repetition of language from the fifth sentence.

Response:  The Company has made the recommended change.

d. Comment:  On page 19, in the bolded text at the bottom of the page, please consider including a brief description of the Protective Life Dynamic Allocation Series — Moderate Portfolio.

Response:  The Company has added a brief description of the Protective Life Dynamic Allocation Series- Moderate Portfolio on Page 19 of the Prospectus.

10.                               Comment:  Right to Cancel:  On page 24, in the first paragraph under the referenced caption, the sixth sentence states, “Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value.”  Please include disclosure explaining the circumstances when you would not be permitted to refund fees deducted from either Purchase Payments or Contract Value or delete the phrase “Where permitted.”

Response:  The Company has revised the disclosure to clarify that Protective Life will refund Contract Value in states where it is permitted under state law.  In those states, the Contract Value reflects the deduction of any fees charged.  However, because fees are charged in arrears, and because in all states other than New York, the free look period is 30 days or less, in most states no fees are deducted from Contract Value before an Owner would cancel the Contract.  In New York, where the free look period is 60 days, depending upon how long the Owner holds the Contract before cancelling it, it is possible that the Contract Value would have been reduced by contract fees.

11.                               Comment:  Limitations on frequent transfers, including “market timing” transfers: On page 27, in the carry-over sentence at the bottom of the page, the disclosure indicates that each Fund’s prospectus contains more information about the ability to refuse or restrict purchases or redemptions of its shares which could be more or less restrictive than your Market Timing Procedures.  Please consider revising the reference to the underlying funds “ability to refuse or restrict purchases or redemptions” to instead refer to restrictions on transfers, in light of the fact that a mutual fund cannot refuse or restrict redemptions under the 1940 Act.

Response:  Protective Life has revised the reference to the underlying funds “ability to refuse or restrict purchases or redemptions” to instead include the “ability to restrict purchases.”

12.                               Comment:  Continuation of the Contract by a Surviving Spouse:  On page 34, in the seventh paragraph, you state in the second and third sentences that, “If state law affords legal recognition to domestic partnerships or civil unions, the rider will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for the purposes of the rider.  However, as described above, for federal tax law purposes such individuals are not treated as “spouses.”  In light of this conflict, please clarify your disclosure to specify what rights state law would ensure for “spouses” under this rider.  Please make a conforming change in response to this comment elsewhere in the prospectus where this language is included.

Response:  The Company has revised the disclosure to clarify what rights state law would ensure for “spouses” under the rider.

13.                               Comment:  Other Investors in the Funds: The staff notes that a section in the Dimensions II prospectus titled “Other Investors in the Funds” that discussed mixed and shared funding and certain potential conflicts of interest is not included in the Dimensions III prospectus.  Please supplementally inform the staff as to the reasons for the difference in the disclosure.

Response:  Protective Life revised the disclosure in the first paragraph in “The Funds” section of the Prospectus to direct Owners to the prospectus for each Fund for information regarding the potential conflicts of interest associated with mixed and shared funding.  The Company notes that the change in disclosure is consistent with guidance provided by the Staff in a letter from the Commission’s then Office of Insurance Products to Registrants dated November 8, 1990 (the “1990 Letter”).  In the 1990 Letter, to inform contract owners of the risks associated with mixed and shared in the prospectus for a variable contract, the Staff noted that insurance company sponsors could simply provide a cross-reference to disclosure addressing potential conflicts of interest associated with mixed and shared funding in the underlying fund’s prospectus.  The Company also notes that neither Form N-4 nor Form N-6, the registration forms for variable annuity contracts and variable life policies funded by unit investment trust separate accounts, require mixed and shared funding risk disclosure in either the Prospectus or Statement of Additional Information.  Other than the 1990 Letter, Protective Life is not aware of any other guidance on this subject from the Commission or the Staff.

14.                               Rate Sheet Prospectus Supplement Information (page 42):

a. Comment:  For clarity, please consider revising the last sentence of the first paragraph to read, “If those conditions (the “Rate Sheet Eligibility Conditions”) are met, or if the then current Rate Sheet Prospectus Supplement percentages are identical to those set forth in the Rate Sheet Prospectus Supplement attached to your prospectus, we will follow our established procedures for issuing the Contract.” (Suggested revisions in bold.)

Response:  The Company has revised the subject language in the last sentence of the second paragraph in the “Rate Sheet Prospectus Supplement Information” section of the Prospectus as recommended.

b. Comment:  In the event an application is deemed not to be in “Good Order” (as discussed in the second paragraph), please clarify the meaning of “the percentages in effect” assuming that Contract is purchased after the end of the “Effective Period” of the Rate Sheet Prospectus Supplement in effect when the application was submitted (not in good order), or does the contract incorporate the rates set forth in the subsequent Rate Sheet Prospectus Supplement?

Response:  The Company has clarified the meaning of the phrase “the percentages in effect” by adding the phrase “under the current Rate Sheet prospectus Supplement” immediately after “the percentages in effect”.

c. Comment:  In the last paragraph, please also indicate that the current Rate Sheet Prospectus Supplement may be found on EDGAR (www.sec.gov and file number).

Response:  The Company has added the requested disclosure.

d. Comment:  Please confirm that all historic Roll-up Percentages and Maximum Withdrawal Percentage Rates will be included in an appendix to the prospectus on a going forward basis.

Response:  The Company does not believe that including the historic Roll-up Percentages and Maximum Withdrawal Percentage Rates is necessary.  The percentages and rates do not change once a Contract is issued, and the percentages and rates applicable to an individual Contract are set forth in the specifications page that accompanies each Contract when it is issued.  If an Owner lost or misplaced the Contract or the specifications page, the Owner could contact Protective Life, and one of our service representatives would provide the Owner with that information and also arrange to send duplicates of the specifications page and Contract, if requested.

We understand that the Staff is reconsidering this comment in light of Protective Life’s response, and so, before filing a post-effective amendment to the Registration Statement, when historic Roll-up Percentages and Maximum Withdrawal Percentage Rates would first be available, the Company will review the need to include those rates and percentages with the Staff.

15.                               Comment:  Maximum Withdrawal Percentage:  On page 42, in the second paragraph under the referenced caption, please consider briefly describing the effect of the number of Covered Persons on the amount of the Withdrawal Percentage (e.g., the percentages are lower for two Covered Persons than for one person).

Response:  Because the amount of the Withdrawal Percentage may vary between Effective Periods and according to the age of the younger Covered Person, it would not always be accurate to state that the Withdrawal Percentage is lower for two Covered Persons than one Covered Person.  However, the effect of the number of Covered Persons on the amount of the Withdrawal Percentage would be clearly reflected on the Rate Sheet Prospectus Supplement.  For the reasons noted, Protective Life respectfully declines to comply with the Staff comment.

16.                               Comment:  SecurePay Fee:  On page 47, in the first paragraph, the disclosure indicates that the all subsequent Quarterly Values will be $0 if a contract owner elects not to pay the increase in the SecurePay Fee.  Please revise and clarify the disclosure to: (i) state in prominent text that if a contract owner does not elect to pay the increase in the SecurePay Fee, the contract owner will give up the opportunity for any future increases in the Benefit Base; (ii) explain the interaction of the SecurePay Roll-up Value and the increase (or potential for decrease) in the Benefit Base in plain English; and (iii) state that the SecurePay fee will continue to be assessed even though the contract holder has not elected to pay the increase in the SecurePay Fee.  Please make conforming changes on page 59.

Response:  Protective Life notes that the Staff’s comment (i) above, “state in prominent text that if a contract owner does not elect to pay the increase in the SecurePay Fee, the contract owner will give up the opportunity for any future increases in the Benefit Base” is not accurate.  Specifically, if the Highest Quarterly Value established before the Owner declines to pay an increase in the SecurePay Fee becomes the Benefit Base on the next Contract Anniversary, a new roll-up period would begin and the Owner would be entitled to increases in the Benefit Base resulting from the application of the SecurePay Roll-up Value for the remainder of that current Roll-up Period.  The Company has replaced the subject disclosure with disclosure in Plain English that describes this outcome and that responds to the Staff’s comment (ii) and (iii) noted above.

17.                               Comment:  Suspension or Delay in Payments:  On page 54, in the first paragraph under the referenced caption, please delete “where permitted by state law” in the second sentence.

Response:  The Company has complied with the Staff comment.

Form of Rate Sheet Prospectus Supplement

18.                               Comment:  New Rate Sheet Prospectus Supplement:  The second sentence of the fourth paragraph indicates that a new Rate Sheet Prospectus Supplement may be filed prior to the end date of a current Rate Sheet Prospectus Supplement.  Please delete this sentence or make clear that, regardless of the date of the filing, a subsequent supplement may not be used before the end date of the preceding supplement.  We note that a current Rate Sheet Prospectus Supplement that has established a beginning and end date may not be superseded by another supplement prior to its end date.

Response:  Protective Life will not include an end date in its Rate Sheet Prospectus Supplements, but rather will advise Owners that the Roll-up Percentages and Maximum Withdrawal Percentage Rates set forth in the Supplement remain in effect until superseded by a subsequent Rate Sheet Prospectus Supplement.  The Company will provide at least 10 days advance written notice of the effectiveness of new Roll-up Percentages and Maximum Withdrawal Percentage Rates in Rate Sheet Prospectus Supplements.

19.                               Comment:  Please revise the last sentence of the fourth paragraph to clarify how contract owners may obtain the current rates for the Roll-up Percentage and the Maximum Withdrawal Percentage and include the Company’s telephone number.  Please also specify how contract owners may obtain a copy of the relevant prospectus.

Response:  Protective Life has complied with the Staff comment.

20.                               Comment:  In the fourth paragraph, please include disclosure indicating that the Roll-up Percentage and the Maximum Withdrawal Percentage reflected in the supplement will remain in effect and will not be superseded until after its end date.  The company will publish the Roll-up Percentage and the Maximum Withdrawal Percentage for subsequent periods in Rate Sheet Prospectus Supplements on the company’s website and filed on EDGAR at www.sec.gov [specify file number].

Response:  With respect to the first part of the Staff comment, please refer to Protective Life’s response to Staff comment No. 18.  The Company has complied with the second part of the Staff comment.

Statement of Additional Information

21.                               Comment:  Please include the disclosure required by Items 17(c), Items 19(a) and 19(b) and Item 20(b) of Form N-4.  Please also confirm that all information required by Item 18 of Form N-4 has been disclosed.

Response:  Protective Life has added disclosure to the “Protective Life Insurance Company” section of the Prospectus identifying The Dai-ichi Life Insurance Company, Limited as a top 20 global life insurance company in the response to the information requirements of Item 17(c) to Form N-4.  The Company notes that the Prospectus and Statement of Additional to the Registration Statement include all information required by Items 18, 19(a), 19(b) and 20(b) to Form N-4.

Request for Tandy Representations

Response:  Protective Life notes that on October 5, 2016, the Commission’s Division of Investment Management published an announcement that it would no longer require companies to provide Tandy representations in filing review correspondence (the “Announcement”) and that the new position was effective upon publication of the Announcement.  In light of the Announcement, the Company has not provided Tandy representations in response to the request from the Staff for those representations which request was made prior to the Announcement.

Additional Commission Staff Comments

1.                                      Comment:  State Variations:  Please add disclosure to the prospectus stating that all material state variations are described in the prospectus.

Response:  Protective Life has complied with the Staff comment.

2.                                      Comment:  Asset Allocation Model Portfolios:  Please confirm that, since the inception of the asset allocation model portfolios, the only changes to the model portfolios the Company has made resulted from fund mergers, liquidations, and substitutions.  Also, please confirm that the Company’s practice of changing the asset allocation model portfolios will not vary in the future.

Response:  The Company confirms that, since the inception of the Model Portfolios, the only changes to the Portfolios have been the result of fund mergers, liquidations, or substitutions. The Company also confirms that it will not alter its practice of modifying the Model Portfolios in the future.

3.                                      Comment:  Right to Cancel:  In the second paragraph of the “Right to Cancel” section of the Prospectus, please disclose that the Company will refund the greater of (1) contract value without deduction of any fees or charges; or (2) premium payments, upon exercise of the contract owner’s right to cancel where a forced allocation has been made to the Oppenheimer Government Money Fund/VA Sub-Account.

Response:  Protective Life has complied with the Staff comment.

4.                                      Rate Sheet Prospectus Supplement Information (pages 42 and 43)

a.              Comment: Please remove the second clause in the last sentence of the second paragraph of the “Rate Sheet Prospectus Supplement Information” section of the Prospectus.

Response:  Protective Life has complied with the Staff comment.

b.              Comment: Please revise the last sentence in the fifth paragraph of the “Rate Sheet Prospectus Supplement Information” section of the prospectus to state that no new rate sheet prospectus supplement that supersedes a prior rate sheet supplement prospectus will become effective unless written notice of effectiveness of the new rate sheet supplement prospectus is given at least 10 business days in advance.

Response:  Protective Life has complied with the Staff comment.

5.                                      Form of Rate Sheet Prospectus Supplement

a.              Comment: Please modify the first sentence of the form of Rate Sheet Prospectus Supplement to provide a date for the prospectus referred to in the supplement. Also, please add a new sentence providing a phone number where contract owners can call to receive new prospectuses.

Response:  Protective Life has complied with the Staff comment.

b.              Comment:  Please modify the last sentence in the third paragraph of the Rate Sheet Prospectus Supplement to conform to the change requested in Comment 4.b. above.

Response:  Protective Life has complied with the Staff comment.

*  *  *  *  *

We believe that the Amendment is complete and responds to all Commission Staff comments and that the Amendment provides all information investors require for an informed decision as to whether to purchase a Contract.  We respectfully request that the Staff review these materials as soon as possible.  As noted above, requests for acceleration from the Company and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to December 9, 2016 or as soon as practicable thereafter.

If you have any questions regarding this letter or the enclosed Amendment, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel

cc:	Ms. Sally Samuel
Mr. Keith Gregory
Mr. Thomas Bisset
Mr. Joseph Ficarrotta